UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 18, 2020

RELEVANT INFORMATION

ENGLISH TRANSLATION OF RESPONSES FILED BY AVIANCA HOLDINGS TO

CERTAIN REQUESTS FOR INFORMATION RECEIVED FROM THE FINANCIAL

SUPERINTENDENCY OF COLOMBIA (“SFC”)

On May 15, 2020 and May 18, 2020, Avianca Holdings S.A. (the “Company” or “Avianca”) filed certain relevant information with the Colombian Stock Exchange (Bolsa de Valores de Colombia or “BVC”), in response to certain requests for information submitted by the SFC. A translation of such responses is attached as Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K,.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Exhibit Index

Exhibit No.	Description

99.1	Response dated May 15, 2020 to SFC information request– THESE ARE AVIANCA HOLDINGS’ FIVE LARGEST CREDITORS.

99.2	Response dated May 15, 2020 to SFC information request– AVIANCA DISCLOSES TOTAL REVENUE AND OPERATING RESULTS INFORMATION FOR Q1 2020, BASED ON MANAGEMENT INFORMATION.

99.3	Response dated May 18, 2020 to SFC information request– CURRENT STATUS OF THE BONDS ISSUED IN THE INTERNATIONAL CAPITAL MARKETS BY AVIANCA HOLDINGS OR ITS SUBSIDIARIES.